Mail Stop 3628

      October 17, 2005

Thomas J. Martin
Chief Executive Officer and President
Community Financial Holding Company, Inc.
2775 Buford Highway
Duluth, Georgia 30096

Re:	Community Financial Holding Company, Inc.
    Amended Schedule 13E-3
    File No. 5-79621
    Filed October 3, 2005
    Revised Preliminary proxy Statement on Schedule 14A,
    Filed October 3, 2005
	File No. 0-50255

Dear Mr. Martin:

      We have reviewed the amended filings listed above and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General
1. We note that you supplementally provided the staff with a formal opinion of counsel that Class A and Class B common stock are separate classes of securities under Georgia law. In accordance with prior comment 1, you should expand that opinion to provide counsel`s legal analysis as to why it is opining that Class A and Class B common stock are in fact separate classes under state law. In this regard, the analysis should include a detailed discussion and comparison of each feature of Class A and Class B common stock and why the rights of each class support the opinion of counsel that these are two separate classes. For example, the analysis should address counsel`s opinion, in light of the fact that Class A common stock is convertible into Class B common stock upon a change of control.

Schedule 14A

Summary Term Sheet - Overview of the Reclassification Transaction, page 1
2. We note the new disclosure you have added in response to comments, at the top of page 2 of the revised preliminary proxy statement. This new disclosure indicates that the board and management of Community Financial intend to provide value to shareholders by pursuing a change in control transaction. Please refer to the disclosure requirements of Item 1006(c) of Regulation M-A. The existence of such plans for a potential extraordinary transaction must be fully and prominently disclosed throughout the proxy statement, including where you discuss the fairness of the reclassification, the reasons for its timing, etc. Please revise.

Dissenters` Rights, page 2
3. For purposes of clarity and consistency, the chart on page 3 should list all of the deadlines associated with the proper exercise of dissenters` rights. It currently omits the initial deadline for providing written notice to the company before the vote at the special meeting. While it may be appropriate to continue to highlight that initial deadline in the paragraph above the chart, it should be included in it as well.
4. Disclose in this section the consideration the company currently intends to pay as "fair market value" to those who exercise dissenters` rights (see pages 36-38 of the revised preliminary proxy statement). In addition, include very brief disclosure referencing the amount that the company intends to pay as fair market value and how to get it (by exercising dissenters` rights) on the cover page of the proxy statement.

Special Factors, page 11

Community Financial`s Position as to the Fairness of the Transaction, page 19
5. We note the revisions made to your Schedule 14A as a result of comment 12 of our letter of September 26, 2005. It remains unclear why you believe that security holders owning less than 1,000 shares of common stock will be able to acquire additional shares because your security holders are affiliated with other security holders through family and business relationships. Please revise your disclosure to clarify that, regardless of the fact security holders have the ability to contact a stockbroker or may obtain a list of your security holders, your common stock is not actively traded and that security holders who hold less than 1,000 shares may not be able to acquire additional shares so that they hold at least 1,000 shares of common stock prior to this transaction.

Dissenters` Rights, page 38
6. Please revise to disclose the basis for your belief that book value "is the most applicable definition of value" and why you plan to use book value to determine fair value. Did the board consider other valuation techniques? If so, explain which other valuation techniques were considered and why they are less "applicable" to the definition of value. If the board did not consider any other valuation techniques, please explain why. Further, explain whether determining fair value based on book value is consistent with the Georgia Corporate Code.
7. We refer you to the comment above. We note that the current book value is $15.97. Explain why the board determined that this is the most applicable definition of value in light of the fact that common stock traded between $20.00 and $25.00 in the first quarter of 2005.
Closing
   As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, we remind you to provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and


* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact me at (202) 551-3456 with any questions.


Sincerely,



	Jeffrey B. Werbitt
							Attorney Advisor
							Office of Mergers &
Acquisitions






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Thomas J. Martin
Community Financial Holding Company, Inc.
October 17, 2005
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